UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 ANTENNA TV S.A.
                                (Name of Issuer)

             American Depositary Shares, each representing one half
                  of one share of capital stock, nominal value
                       GRD 100 per share, and evidenced by
                          American Depositary Receipts
                         (Title of Class of Securities)

                                   03672N 10 0
                                 (CUSIP Number)

                               Mr. Minos Kyriakou
                             Kifissias Avenue 10-12
                                 Maroussi 151 25
                                 Athens, Greece
                           Tel. No.: 011-301-688-6100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                            August 6, 9 and 10, 1999
                      (Date of Events which Require Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP No.  03672N 10 0

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Holnest Investments Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Ireland

                                7         SOLE VOTING POWER

           NUMBER OF                      4,222,360
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,222,360

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,222,360

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.3%

14        TYPE OF REPORTING PERSON

          CO

                                Page 2 of 7 Pages

                                  SCHEDULE 13D

CUSIP No.  03672N 10 0

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Minos Kyriakou

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Hellenic Republic (Greece)

                                7         SOLE VOTING POWER

           NUMBER OF                      4,222,360
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,222,360

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,222,360

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.3%

14        TYPE OF REPORTING PERSON

          IN

                                Page 3 of 7 Pages

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the American Depositary Shares (the "ADSs") of Antenna TV S.A., a Greek societe anonyme (the "Issuer"), whose principal office is located at Kifissias Avenue 10-12, Maroussi 151 25, Athens, Greece. The ADSs are evidenced by American Depositary Receipts ("ADRs") and represent one half of one share of capital stock, nominal value GRD 100 per share, of the Issuer (the "Shares"). The ADSs are deposited with the Bank of New York, as Depositary, under a deposit agreement. The Depositary is located at 101 Barclay Street, New York, New York 10286. The ADSs are quoted on the Nasdaq National Market under the symbol "ANTV" and are listed on the London Stock Exchange.

Item 2.  Identity and Background.

         (a)-(c) and (f) This statement on Schedule 13D is filed on behalf of Holnest Investments Limited, an Irish company ("Holnest"). Holnest's principal business is to acquire, hold and dispose of investments in various companies. The address of Holnest's principal place of business is ClanWilliam Terrace, Dublin 2 Ireland. Mr. Minos Kyriakou owns all of the outstanding capital stock of Holnest, and has sole voting and dispositive power with respect to Holnest's investments. The name; title; business address; principal occupation or employment; name, principal business and address of organization in which such employment is conducted; and citizenship of each executive officer, director and control person of Holnest are set forth below:


                                                            Name, Principal Business and
                                                            Address of Organization in
                          Principal Occupation &            which Employment is
Name, Title               Business Address                  Conducted                            Citizenship
-----------               ----------------------            ----------------------------         -----------
Minos Kyriakou,           Television broadcasting,          Antenna TV S.A.,                     Greek
Director                  Kifissias Avenue 10-12,           television broadcasting,
                          Maroussi 151 25,                  Kifissias Avenue 10-12,
                          Athens, Greece                    Maroussi 151 25,
                                 Athens, Greece
Theodoros                 Financial consultant,             Kifissias Avenue 10-12,              Greek
Mathioudakis,             Kifissias Avenue 10-12,           Maroussi 151 25,
Director                  Maroussi 151 25,                  Athens, Greece
                          Athens, Greece

         (d) and (e) During the last five years, neither Holnest nor, to the best knowledge of Holnest, any persons identified above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

                                Page 4 of 7 Pages
subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The ADSs purchased by Holnest were purchased using funds provided by Mr. Minos Kyriakou to Holnest from Mr. Kyriakou's personal funds. The total cost of the purchases was approximately $648,750.

Item 4.  Purpose of Transaction.

         Holnest purchased the ADSs for investment purposes because it believes that the current price of the ADSs in the market represents a good investment. Holnest intends to review its investment in the ADSs on a continuing basis in light of numerous factors, including, without limitation, the availability of securities of the Issuer for purchase and the prices therefor; general market and economic conditions; and on-going analysis of the Issuer's business financial condition and prospects. From time to time, Holnest may acquire additional securities of the Issuer or dispose of some or all of its holdings in the Issuer depending upon the factors discussed above.

         Except as set forth above, neither Holnest nor, to the best knowledge of Holnest, any persons identified in Item 2 has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of August 10, 1999, Holnest owns beneficially 4,222,360 Shares (30,000 of which are underlying ADSs), representing 21.3% of the Shares. Because Mr. Minos Kyriakou owns all of the outstanding capital stock of Holnest and is a director and executive officer of Holnest, he may be deemed to be the beneficial owner of such Shares.

         (b) Mr. Minos Kyriakou has the sole voting and dispositive power with respect to the Shares held by Holnest.

         (c) Holnest acquired 20,000 ADSs in open market transactions on each of August 6, 9 and 10, 1999 for purchase prices of $11.125, $11.00 and $10.3125 per ADS, respectively. Mr. Kyriakou has not acquired any ADSs or any Shares in the past 60 days.

         (d) Not Applicable.

         (e) Not Applicable.

                                Page 5 of 7 Pages

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

                                Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 1999

                                           HOLNEST INVESTMENT LIMITED


                                           By: /s/ Minos Kyriakou
                                               ------------------
                                               Name:  Minos Kyriakou
                                               Title: Director

                                           Minos Kyriakou

                                Page 7 of 7 Pages